EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

	Year Ended December 31, (a)
	2008		2007		2006	2005	2004
Income from continuing operations before minority interest	$111,054		$86,509		$68,269	$54,334	$49,733
Add: Interest expense	78,791		86,126		69,087	46,792	26,271
Subtract: Minority interest in income of subsidiaries which have not incurred fixed charges	(1,304)		(1,407)		(1,404)	(571)	—
Earnings available for fixed charges	$188,541		$171,228		$135,952	$100,555	$76,004

Combined fixed charges and preferred stock dividends:
Interest incurred	$151,800		$142,806		$105,359	$75,371	$44,334
Preferred stock dividends	24,225		12,020		16,090	16,090	12,595
Preferred stock redemption charge	—		2,799		—	—	1,876

Total combined fixed charges and preferred stock dividends	$176,025		$157,625		$121,449	$91,461	$58,805

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	1.07	(c)	1.09	(d)	1.12	1.10	1.29	(d)

(a)  Amounts disclosed for prior periods have been reclassified to conform to the current year presentation related to discontinued operations.

(b)  For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges less minority interest in income of subsidiaries which have not incurred fixed charges.  Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(c) Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 includes the effect of non-cash impairment charges aggregating $13,251,000 for other-than-temporary declines in the fair value of certain investments.  Excluding the impact of the non-cash impairment charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 is 1.15.

(d)  Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 and year ended December 31, 2004 include the effect of the preferred stock redemption charge pursuant to Emerging Issues Task Force Topic D-42. Excluding the impact of these charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 and year ended December 31, 2004 is 1.11 and 1.34, respectively.